June 12, 2009
Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	Joint Insured Fidelity Bond of
Allianz Funds (File No. 811-06161)
Allianz Funds Multi-Strategy Trust (File No. 811-22167)
Premier VIT (File No. 811-8512)
PIMCO Municipal Advantage Fund Inc. (File No. 811-7532)
Fixed Income SHares (File No. 811-9721)
PIMCO Municipal Income Fund (File No. 811-10377)
PIMCO California Municipal Income Fund (File No. 811-10379)
PIMCO New York Municipal Income Fund (File No. 811-10381)
PIMCO Municipal Income Fund II (File No. 811-21076)
PIMCO California Municipal Income Fund II (File No. 811-21077)
PIMCO New York Municipal Income Fund II (File No. 811-21078)
PIMCO Municipal Income Fund III (File No. 811-21187)
PIMCO California Municipal Income Fund III (File No. 811-21188)
PIMCO New York Municipal Income Fund III (File No. 811-21189)
PIMCO Corporate Income Fund (File No. 811-10555)
PIMCO Corporate Opportunity Fund (File No. 811-21238)
Nicholas-Applegate Convertible & Income Fund (File No. 811-21284)
PIMCO High Income Fund (File No. 811-21311)
Nicholas-Applegate Convertible & Income Fund II (File No. 811-21338)
PIMCO Floating Rate Income Fund (File No. 811-21374)
PIMCO Floating Rate Strategy Fund (File No. 811-21601)
NFJ Dividend, Interest & Premium Strategy Fund (File No. 811-21417)
Nicholas-Applegate International & Premium Strategy Fund (File No. 811-21724)
PIMCO Global StocksPLUS & Income Fund (File No. 811-21734)
Nicholas-Applegate Equity & Convertible Income Fund (File No. 811-21989)
Nicholas-Applegate Global Equity & Convertible Income Fund (File No. 811-22067)
PIMCO Income Opportunity Fund (File No. 811-22121)
PCM Fund Inc. (File No. 811-07816)
PIMCO Strategic Global Government Fund Inc. (File No. 811-08216)
Ladies and Gentlemen:
Enclosed for filing on behalf of the above-referenced registered investment management investment companies (the “Funds”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended,
Allianz Global Investors of America L.P.
1345 Avenue of the Americas
New York, NY 10105
212.739.3000

is the documentation regarding the remaining excess layers of Fidelity Bond coverage issued by the following insurance companies:
(i)	First Excess Layer issued by Great American Insurance Group for $25 million is attached under Exhibit 1;

(ii)	Second Excess Layer issued by United States Fire Insurance Company for $20.5 million is attached under Exhibit 2.
The initial joint insured Fidelity bond filing was made on October 24, 2008, where the following documents were provided:
(i)	A copy of the Fidelity Bond Binder (the “Bond”), effective July 1, 2008, issued by National Union Fire Insurance Company, the primary policy for $25 million; First Excess Layer issued by Great American Insurance Company for $25 million; and Second Excess Layer issued by U.S. Fire Insurance Company for $20.5 million, insuring the Funds is attached under Exhibit 1;

(ii)	A copy of the executed joint Fidelity Bond Agreement between the joint insureds in accordance with Rule 17g-1(f) is attached under Exhibit 2;

(iii)	A copy of the resolutions of a majority of Trustees/Directors of each Board who are not “interested persons” of the Funds, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each Fund is attached under Exhibit 3; and

(iv)	A Rule 17g-1 Minimum Amount of Bond worksheet showing the amount of a single insured bond which each Fund would have to maintain, had it not been named as an insured under the joint Bond is attached under Exhibit 4.
Premiums for the Bond have been appropriately paid from July 1, 2008 through the period ending July 1, 2009.
If there are any questions regarding this filing, please contact the undersigned at (212) 739-3222.
Very truly yours,
Thomas J. Fuccillo
Secretary and Chief Legal Officer
Allianz Global Investors of America L.P.
1345 Avenue of the Americas
New York, NY 10105
212.739.3000